

03051797



JUL 31 2003
188
WASH., D.C.
SECTION

TC 816

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SEC FILE NUMBER
8- 49254

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2002 (MM/DD/YY) AND ENDING May 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gotham Lawrence Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 FIFTH AVENUE SUITE 3304 12L

(No. and Street)

New York (City) NY (State) 10118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew W. Lawrence (212) 683-8901

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John P. Comparato CPA PC

(Name — if individual, state last, first, middle name)

207 Hallock Road Suite 208 (Address) Stony Brook, (City) NY (State) 11790 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew W. Lawrence, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gotham Lawrence Corporation, as of May 31, ~~19~~ 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Anthony C. Baker
Notary Public, State of New York
No. 01BA5052740
Qualified in Richmond County
Commission Expires 12/4/05

Notary Public

Signature

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOTHAM LAWRENCE CORPORATION

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED MAY 31, 2003

GOTHAM LAWRENCE CORPORATION

INDEX
MAY 31, 2003



JOHN P. COMPARATO C.P.A., P.C.

207 Hallock Road ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.0181 Fax

July 24, 2003

To The Board of Directors
Gotham Lawrence Corporation

We have audited the accompanying statements of financial condition of Gotham Lawrence Corporation as of May 31, 2003 and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principles, the financial position of Gotham Lawrence as of May 31, 2003, the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of Gotham Lawrence Corporation. The supplemental information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John P Comparato
John P. Comparato

GOTHAM LAWRENCE CORPORATION

STATEMENT OF FINANCIAL CONDITION
MAY 31, 2003

ASSETS

CURRENT ASSETS	
Cash	$ 2,579
Securities Owned	6,898
	9,477
FIXED ASSETS	
Net of Accumulated Depreciation and Amortization of $2953	0
OTHER ASSETS	
Security Deposits	3,337
Due From Officer	2,983
	6,320
TOTAL ASSETS	$ 15,797

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable and Accrued Expenses	$ 1,005
OTHER LIABILITIES	
Subordinated Loan Payable	20,501
STOCKHOLDER'S EQUITY	
Common Stock – no par value 200 shares authorized, 112 shares issued and outstanding	200
Additional Paid-In Capital	122,991
Accumulated Deficit	<128,900>
	<5,709>
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 15,797

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF FINANCIAL STATEMENTS

GOTHAM LAWRENCE CORPORATION

STATEMENT OF OPERATIONS
MAY 31, 2003

REVENUE	$ 44,163
EXPENSES	
Commissions	14,346
Professional Fees	1,850
Office Expense	1,664
Regulatory Fees	1,765
Occupancy	14,978
Communications	3,550
Insurance	836
Travel, Meals & Entertainment	4,385
Corporate Taxes	655
Other Expenses	521
TOTAL EXPENSES	44,550
NET INCOME <LOSS>	$ <387>

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF FINANCIAL STATEMENTS

GOTHAM LAWRENCE CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
MAY 31, 2003

	COMMOM STOCK	RETAINED EARNINGS <DEFICIT>	ADDITIONAL PAID-IN CAPITAL
Balance, June 1, 2002	$ 200	$ <128,513>	$ 122,991
Net Income <Loss>	--	<387>	--
Capital Contributions	--	--	--
Balance, May 31, 2003	$ 200	$ <128,900>	$ 122,991

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF FINANCIAL STATEMENTS

GOTHAM LAWRENCE CORPORATION

STATEMENT OF CASH FLOWS
MAY 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	<387>
Adjustments to Reconcile Net Income to Net Cash Used In Operating Activities:		
(Increase) Decrease in Operating Assets:		
Securities Owned		<141>
Due From Officer		<1860>
Other Investments		3,300
NET CASH PROVDED BY OPERATING ACTIVITIES		912
NET INCREASE IN CASH		912
CASH AT BEGINNING OF YEAR		1,667
CASH AT END OF YEAR	$	2,579

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF FINANCIAL STATEMENTS

GOTHAM LAWRENCE CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
MAY 31, 2003

SUBORDINATED LIABILITIES AT JUNE 1, 2002	$	20,501
INCREASE IN SUBORDINATED LIABILITIES		--
SUBORDINATED LIABILITIES AT MAY 31, 2003	$	20,501

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF FINANCIAL STATEMENTS

GOTHAM LAWRENCE CORPORATION

NOTES TO FINANCIAL STATEMENTS
MAY 31, 2003

NOTE 1 ---NATURE OF BUSINESS AND ORGANIZATION

Gotham Lawrence Corporation ("the Company"), incorporated under the laws of the State of New York, is a registered broker-dealer with the Securities and Exchange Commission. The Company is also a member of the National Association of Securities Dealers, Inc.

Gotham Lawrence Corporation services both retail and institutional accounts in a variety of securities transactions. The Company has correspondent agreements with a number of large mutual fund companies, and acts as an agent to sell their products. The firm is also a Registered Investment Advisor with the Securities and Exchange Commission, and acts as an agent for clients through clearing arrangements with other broker-dealers.

NOTE 2 ---SIGNIFICANT ACCOUNTING PRINCIPLES

(a) The Company records securities transactions (and related commission revenue and expense) on a settlement date basis. Revenues and expenses would not be materially different if reported on a trade date basis. Securities owned, consisting primarily of equities, are stated at quoted market values with the resulting unrealized gains and losses reflected in the statement of operations.

(b) Depreciation was computed using the straight-line method over the estimated useful lives of the assets.

(c) Organization costs consist of expenses relating to the formation of the Company. These costs are being amortized over a 60 month period.

(d) The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

GOTHAM LAWRENCE CORPORATION

NOTES TO FINANCIAL STATEMENTS
MAY 31, 2003

NOTE 3 — SUBORDINATED LOAN PAYABLE

At May 31, 2003, the Company had borrowings of $20,501, which were unconditionally subordinated to all claims of general creditors pursuant to written agreements. The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements they may not be repaid.

NOTE 4---NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Sec rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At May 31, 2003, the Company had a net capital of $8,472 which exceeded requirements of $5,000 by $3,472 The Company's net capital ratio was .12 to 1.

GOTHAM LAWRENCE CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION MAY 31, 2003

NET CAPITAL		
Total Ownership Equity	$	<5,709>
Add:		
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital		20,501
Other (Deductions) or Allowable Credits		--
Total Capital And Allowable Subordinated Liabilities		14,792
Deductions and/or Charges:		
Non-allowable Assets		6,320
Net Capital Before Haircuts on Securities Positions		8,472
Haircuts on Securities Positions		--
Net Capital		8,472
AGGREGATE INDEBTEDNESS		
Items Included in the Statement of Financial Condition:		
Accounts Payable and Accrued Expenses		1,005
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		5,000
Excess Net Capital @ 1000%		8,371
Ratio: Aggregate Indebtedness to Net Capital		.12

There is no difference between this audited computation of net capital and that included in the Company's unaudited May 31, 2003 Focus Part II filing.

207 Hallock Road ■ Stony Brook, NY 117
631.689.0400 ■ 631.689.0181 1



JOHN P. COMPARATO C.P.A., P.C.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To The Board of Directors
Gotham Lawrence Corporation.

We have examined the financial statements of Gotham Lawrence Corporation, for the year ended May 31, 2003 and have issued our report therein dated July 15, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and practices and procedures referred to in the preceding paragraph to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized

use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Gotham Lawrence Corporation as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.